[GRAPHIC SHIP LOGO VANGUARD(R)]


 May 20, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission via                   electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       Re:  Vanguard Specialized Funds
                             File No. 811-3916

Dear Mr. Sandoe:

         The following responds to your comments of May 13, 2005 on the post-effective amendment of the Vanguard Specialized Funds (the "Registrant") registration statement on Form N-1A. You commented on PEA number 50 that was filed on March 30, 2005 pursuant to Rule 485(a). Note that each prospectus page reference is to the Investor and Admiral Shares versions of the prospectuses.

COMMENT 1:        VANGUARD DIVIDEND GROWTH FUND (PROSPECTUS PAGE 1)
COMMENT: In the discussion of "Investment Style Risk" in the Primary Risks section, there is a reference to the primary risk that "dividend-paying large-capitalization stocks will trail returns from the overall stock market." Indicate in the Primary Investment Strategies section that the fund invests primarily in large-cap stocks.

RESPONSE: The Divided Growth Fund, as well as the sector-specific series funds of the Registrant, do not have specific market-capitalization strategies and will invest across all market-capitalization segments. They will not focus on any particular market segment at any particular time for any reason other than to focus on their stated primary investment strategies and objectives. As such, we believe that it would be misleading to characterize a specific market cap as a part of the fund's primary investment strategies. Given that the fund's managers generally do not take market capitalization into account as a portfolio management strategy, we have removed the reference to "large-capitalization" from the fund's Primary Risks section. (See our response to your fourth comment for further discussion.)

COMMENT 2:        VANGUARD DIVIDEND GROWTH FUND (PROSPECTUS PAGE 1)
COMMENT: The third sentence of the Primary Investment Strategies section of the prospectus states, "[T]hese stocks typically--but not always--will be trading at a discount to the market at the time of purchase." Clarify what the phrase "discount to the market" means.

RESPONSE: We have revised the disclosure as follows to clarify what "discount to the market" means: "These stocks typically--but not always--will be undervalued relative to the market and will show potential for increasing dividends."


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Christian Sandoe, Esq.
May 20, 2005
Page 2



COMMENT 3A:       VANGUARD ENERGY FUND (PROSPECTUS PAGE 1)
COMMENT: You indicated that you would like to "narrow" the definition of "energy-related activities," for purposes of defining what types of energy-related securities are suggested by the Energy Fund's name. To the extent applicable, this comment applies to each series of the Registrant.

RESPONSE: As discussed in our response to comment 3B, we believe that each fund's current disclosure complies with Form N-1A and gives shareholders the information that they need to understand what types of securities each fund invests in.

COMMENT 3B:       VANGUARD ENERGY FUND (PROSPECTUS PAGE 1)
COMMENT: You noted that the phrase "such as," as it is used in the Energy Fund's
     Primary Investment Strategies section, indicates that the list of energy-related activities is not exhaustive. You also noted that it is not clear if "energy conservation" and "pollution control" are energy-related activities that could be suggested by the fund's name. To the extent applicable, this comment applies to each series of the Registrant.

RESPONSE: Specific information about the types of companies in which the funds invest is disclosed in both the Primary Investment Strategies and "More on the Funds" sections of each prospectus. For example, the Vanguard Energy Fund prospectus states that the fund invests in companies principally engaged in energy-related activities such as production and transmission of energy or energy fuels; the making of component products for such activities; energy research; and energy conservation or pollution control. The funds' advisors neither employ a specific percentage-of-income test when determining whether a particular company is "principally engaged" in a specific industry, nor are they required to. As you can see by a review of the Energy Fund's most recent Statement of Net Assets, far more than 80% of the fund's assets are invested in stocks of companies that are "principally engaged" in energy-related activities that are disclosed in the prospectus. The fund's most recent Statement of Net Assets can be found on EDGAR at the following web address:
      www.sec.gov/Archives/edgar/data/734383/000093247105000619/formncsr.htm
     We believe that stocks of companies that are principally engaged in energy conservation and pollution control are reasonably related to the types of stocks suggested by the Energy Fund's name.

COMMENT 4:  VANGUARD ENERGY (PROSPECTUS PAGE 1)
COMMENT:  Disclose the  market-capitalization  strategy of the  Vanguard  Energy
     Fund, and disclose the specific risks of the market-capitalization strategy. To the extent applicable, this comment applies to each series of the Registrant.

RESPONSE: As noted in our response to your first  comment,  the Vanguard  Energy
     Fund, as well as the sector-specific series funds of the Registrant, do not have specific market-capitalization strategies and will invest across all market capitalization segments. They will not focus on any particular market segment at any particular time for any reason other than to focus on their stated primary investment strategies and objectives. As such, we believe that it would be misleading to characterize a specific market cap as a part of the primary investment strategies, or a particular market cap risk as a primary risk of investing in the funds. In actuality, industry concentration, manager, foreign investment (to the extent applicable), and general stock market risk will be the primary drivers of each fund's
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Christian Sandoe, Esq.
May 20, 2005
Page 3

     performance relative to the broad U.S. stock market, not a particular market-cap exposure.
          Furthermore, we have disclosed each fund's median market capitalization. However, investors are ill-served by disclosure of a fund's market capitalization range in a prospectus for the following reasons:

                      (1) Market capitalization ranges are subjective over
                  different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisors and funds.
                      (2) Ranges change continually because of fluctuations in
                  stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.
                      (3) A fund's overall market capitalization range can be
                  very broad1 and not indicative of where the fund's overall market capitalization focus is. The median market capitalization is a more useful piece of information for investors concerned with market capitalization.
                      (4) We believe it is particularly inappropriate to
                  disclose a market capitalization range when a fund does not have a specific investment strategy with respect to market capitalization. The Vanguard Energy and Precious Metals and Mining Funds, for example, have investment strategies that focus on particular industries and not on particular market capitalization ranges. We believe that disclosure of the market capitalization range would draw undue attention to a fund characteristic that is not generally considered by the advisor. Indeed, such disclosure could cause investors to believe that a company's market capitalization plays a significant role in the advisor's decision to buy or sell the company stock, when this is not the case.
                      (5) Form N-1A does not require funds to disclose specific
                  market capitalization dollar ranges, particularly when a fund has no particular strategy or policy with respect to them.
                           In future filings we will, if appropriate, move the
                  market capitalization disclosure out of the prospectus, or to a section of the prospectus that does not indicate that it is a principal strategy.

COMMENT 5:        VANGUARD ENERGY FUND (PROSPECTUS PAGE 10)
COMMENT: In the disclosure concerning the Vanguard Energy Fund's policy against frequent trading and market timing, there is the following statement, "Certain Vanguard funds charge shareholders purchase and/or redemption fees." Disclose the circumstances in which the fees will not be imposed, as required by Form N-1A (no item specified). To the extent applicable, this comment applies to each series of the Registrant.

RESPONSE: The following disclosure is already included in the discussion of redemption fees in the "Investing With Vanguard" section of the prospectus, pursuant to Item 6 of Form N-1A:

     Redemption fees may not apply to certain categories of redemptions, such as those that Vanguard reasonably believes may not raise frequent-trading or market-timing concerns. These categories are: redemptions of shares purchased through the reinvestment of dividend and capital gains distributions; redemptions resulting from account transfers and share class conversions within the same fund; redemptions from or within employer-
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Christian Sandoe, Esq.
May 20, 2005
Page 4

     sponsored   defined  contribution  plans  serviced  by  Vanguard's
     Integrated Retirement Plan Solutions Department and Vanguard's Institutional Investment Group; redemptions resulting from required minimum distributions from an individual retirement account for which Vanguard serves as trustee or custodian; redemptions resulting from individual retirement account conversions, recharacterizations, and excess contributions; redemptions within Vanguard advisory programs (such as Vanguard Fiduciary Services) and institutional rebalancing and asset allocation programs; redemptions from or within annuity programs for which Vanguard provides specialized marketing or support services; and redemptions by certain pension plans as required by law or by regulatory authorities. Redemption fees also may be waived if required by law, regulation, or court order.

     Certain intermediaries might not exempt redemption fees as described above. Please also see Other Rules You Should Know--Investing With Vanguard Through Other Firms regarding accounts held through intermediaries.

                  INVESTING WITH VANGUARD THROUGH OTHER FIRMS
                  You may purchase or sell Investor Shares of most Vanguard funds through a financial intermediary, such as a bank, broker, or investment advisor. HOWEVER, ACCESS TO ADMIRAL SHARES THROUGH A FINANCIAL INTERMEDIARY IS RESTRICTED. PLEASE CONSULT YOUR FINANCIAL INTERMEDIARY TO DETERMINE WHETHER ADMIRAL SHARES ARE AVAILABLE THROUGH THAT FIRM.

     When intermediaries establish omnibus accounts in the Vanguard funds for their clients, we cannot monitor the individual clients' trading activity. However, we review trading activity at the omnibus account level, and we look for activity that may indicate potential frequent trading or market-timing. If we detect suspicious trading activity, we will seek the assistance of the intermediary to investigate that trading activity and take appropriate action, including prohibiting additional purchases of fund shares by a client. Intermediaries may apply frequent-trading policies that differ from those described in this prospectus. If you invest with Vanguard through an intermediary, please read that firm's program materials carefully to learn of any rules or fees that may apply.

COMMENT 6:        VANGUARD ENERGY FUND (PROSPECTUS PAGE 11)
COMMENT: The prospectus indicates that a discussion about the board's approval of the fund's investment advisory agreement is included in the fund's report to shareholders covering the period from February 1, 2005, to July 31, 2005. This prospectus will be effective before the report is available, so indicate that the report is not yet available. To the extent applicable, this comment applies to each series of the Registrant.

RESPONSE: We will add the following sentence to the new disclosure: "The report will be available within 60 days after July 31, 2005."

COMMENT 7:        VANGUARD ENERGY FUND (PROSPECTUS PAGE 12)
COMMENT: In the discussion of the Vanguard Energy Fund's investment advisor, there are two portfolio managers listed. Indicate the separate roles of each portfolio manager. To the extent applicable, this comment applies to each series of the Registrant.
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Christian Sandoe, Esq.
May 20, 2005
Page 5

RESPONSE: This comment only applies to the Energy Fund, and the Energy Fund's current disclosure complies with the requirements of Item 5 of Form N-1A. The prospectus currently describes Karl Bandtel as the fund's manager since 2002, and James Bevilacqua as a fund manager involved in the portfolio management and securities analysis of the fund since 1998.

COMMENT 8:        EACH SERIES OF THE REGISTRANT
COMMENT: To the extent applicable, the same comments apply to each series of the Registrant.

RESPONSE: To the extent applicable, we have considered comments 1 through 7 above with respect to each series of the Registrant.

COMMENT 9:        VANGUARD PRECIOUS METALS AND MINING FUND
COMMENT: Given the Fund's propensity to invest in emerging markets, disclose emerging markets risk for the Fund in the Primary Risks section of the prospectus.

RESPONSE: The following risk disclosure is included in the Primary Risks section of the prospectus, "The Fund is subject to ... Emerging markets risk, which is the chance that, to the extent the Fund invests in them, stocks of emerging markets could be substantially more volatile, and substantially less liquid, than the stocks of more developed foreign markets."

COMMENT 10:       VANGUARD PRECIOUS METALS AND MINING FUND (SAI PAGE B-34)
COMMENT:  The   disclosure   concerning  the  advisor's   portfolio   management
     compensation program discusses a bonus payment based, in part, on investment performance. Disclose the benchmark and time period used to calculate the bonus.

RESPONSE: The disclosure in the Registrant's next filing under 485(b) will comply with the requirements for Item 15 of Form N-1A.

                                                     * * * * *

As required by the SEC, each series of the Registrant acknowledge that:

     - The funds are responsible for the adequacy and accuracy of the disclosure in the filing.

     - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.
     - The funds may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me at (610) 503-2320 if you have any questions.

    Sincerely,


    Christopher A. Wightman
    Associate Counsel






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1 For example, as of January 31, 2004, Vanguard Energy Fund's market cap range was $0.5 to $272.5 billion, and Vanguard Precious Metals and Mining Fund's range was $0.4 to $37.3 billion.